EXHIBIT 12.1

AVIV REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	2009		2010		2011
Earnings:

Net income	$33,680,631		$37,982,720		$11,313,124
Add:
Fixed Charges	27,373,757		23,787,960		39,308,018

Earnings, as adjusted (A)	$61,054,388		$61,770,680		$50,621,142

Fixed charges:
Interest expensed and capitalized	$26,823,430		$22,779,901		$36,643,084
Amortized premiums discounts and capitalized expenses related to indebtedness	550,327		1,008,059		2,664,934

Fixed charges, as adjusted (B)	$27,373,757		$23,787,960		$39,308,018

Ratio of earnings to fixed charges ((A) divided by (B)):	2.23	x	2.60	x	1.29	x